

May 1, 2023

Patrick Obara
Chief Financial Officer
URANIUM ENERGY CORP
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada V6E 2Y3

> **Re: URANIUM ENERGY CORP**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022**
> **Response dated April 25, 2023**
> **File No. 001-33706**

Dear Patrick Obara:

We have reviewed your April 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2023 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

Item 15. Exhibits, Financial Statement Schedules
96.6, page 276

1. We note your response to comment 2. In subsequent filings please revise to include the exploration target table(s) that *do not* include the contained pounds of uranium, consistent with the definition of an exploration target.

2. We note your response to comment 3. We note from your response that you have assumed a $65 per pound uranium price for the Anderson Project with respect to the cut-off grade, along with processing costs estimated in 2014 of $10.63 per ton which have been escalated in 2023 to approximately $14.00 per ton. Additionally we note from page 200 of your amended Form 10-K filing for the fiscal year ended July 31, 2022 that the

Anderson project will be mined through a combination of surface and underground mining methods.

Considering it is assumed that the Anderson project will be mined through conventional means, the cut-off grade determination should also include mining costs and possibly other costs associated with extraction and processing. Please include all unit costs in the description of your cut-off grade, and clearly describe how you determined the 0.02% cut-off was calculated in order to establish prospects of economic extraction of your mineral resources.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation